Writer’s Direct Dial (561) 237-1536
December 27, 2010
Vanessa Robertson, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Liberator Medical Holdings, Inc. (“Liberator”) Item 4.02, Form 8-K Filed December 10, 2010 File No. 000-05663
Dear Ms. Robertson:
     Reference is made to your letter dated December 14, 2010.
     Liberator respectfully requests an extension to January 11, 2010, to respond to the Staff’s comments.

Very truly yours,
/s/ Jonathan L. Shepard
Jonathan L. Shepard
Attorney for Liberator Medical Holdings, Inc.
JLS/bjp